SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LIMELIGHT NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

53261M104
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Jeffrey W. Lunsford
President, Chief Executive Officer
and Chairman
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona 85281
(602) 850-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark L. Reinstra, Esq.
Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$24,940,462.24	$980.16

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 3,667,097 options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have an aggregate value of $24,940,462.24 as of May 14, 2008, calculated based on a modified Black-Scholes option pricing model.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Limelight Networks, Inc., a Delaware corporation (“Limelight” or the “Company”), to Eligible Employees (as defined below) to exchange some or all of their outstanding options that were granted after April 1, 2007 and were granted under the Company’s Amended and Restated 2003 Incentive Compensation Plan and the 2007 Equity Incentive Plan (collectively, the “Plans”), whether vested or unvested, for restricted stock units.

Each Eligible Employee may elect to exchange options that were granted after April 1, 2007 and were granted under either of the Plans and remain outstanding and unexercised as of the expiration date. Subject to the terms of the Offer and upon the Company’s acceptance of the Eligible Employee’s properly tendered options, the tendered options will be cancelled and exchanged for restricted stock units as follows: every two (2) shares of the Company’s common stock subject to the exchanged options will be exchanged for one (1) restricted stock unit.

The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated May 15, 2008 (the “Offer to Exchange”), (ii) the related Cover Letter to all Eligible Employees from Jeffrey Lunsford dated May 15, 2008 and (iii) the Election Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(C), respectively. An “Eligible Employee” refers to an employee of Limelight (which, for purposes of this Offer, includes all subsidiaries or affiliates of Limelight), other than the Company’s executive officers and members of the Board of Directors of Limelight, as of the commencement of the Offer and the cancellation date.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)  Name and Address.

Limelight is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 2220 W. 14th Street, Tempe, AZ 85281 and the telephone number at that address is (602) 850-5000. The information set forth in the Offer to Exchange in the section under the caption “The Offer” in the section entitled “Information concerning Limelight” (Section 10) is incorporated herein by reference.

(b)  Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of certain outstanding options to purchase shares of the Company’s common stock granted under either of the Plans, to exchange such outstanding options for restricted stock units as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A), (ii) the related Cover Letter to all Eligible Employees from Jeffrey Lunsford, dated May 15, 2008, attached hereto as Exhibit (a)(1)(B) and (iii) the Election Form attached hereto as Exhibit (a)(1)(C).

As of May 15, 2008, there were options to purchase 3,667,097 shares of the Company’s common stock outstanding and eligible to participate in the Offer.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 8) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)  Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligibility” (Section 1), “Number of options; expiration date” (Section 2), “Procedures for electing to exchange options” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for exchange and issuance of restricted stock units” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of restricted stock units” (Section 9), “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material income tax consequences” (Section 14), “Extension of offer; termination; amendment” (Section 15), “Guide to Tax Issues in Japan” (Schedule C) and “Guide to Tax Issues in the United Kingdom” (Schedule D) is incorporated herein by reference.

(b)  Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11), is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)  Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of restricted stock units” (Section 9) and “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference. See also (1) Limelight Networks, Inc. Amended and Restated 2003 Incentive Compensation Plan and form of agreement thereunder, which is incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2007, (2) Limelight Networks, Inc. 2007 Equity Incentive Plan and form of agreement thereunder, which is incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1/A filed with the SEC on April 27, 2007, (3) Form of 2007 Equity Incentive Plan Restricted Stock Unit Agreement, which is incorporated by reference to Exhibit (a)(1)(I) hereof, and (4) Form of 2007 Equity Incentive Plan Restricted Stock Unit Agreement for Non-U.S. Employees, which is incorporated by reference to Exhibit (a)(1)(J) hereof.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purposes of the offer” (Section 3) is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Acceptance of options for exchange and issuance of restricted stock units” (Section 6) and “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 12) is incorporated herein by reference.

(c)  Plans.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purposes of the offer” (Section 3) and “Information concerning Limelight” (Section 10) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of restricted stock units” (Section 9) is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 7) is incorporated herein by reference.

(d)  Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)  Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)  Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections entitled “Information concerning Limelight” (Section 10), “Financial statements” (Section 18) and “Additional information” (Section 17) is incorporated herein by reference. Limelight’s Annual Report on Form 10-K filed with the SEC on March 25, 2008 and Quarterly Report on Form 10-Q filed with the SEC on May 14, 2008 are incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)  Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.

(b)  Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated May 15, 2008
(a)(1)(B)	Cover Letter to all Eligible Employees from Jeffrey Lunsford, dated May 15, 2008
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Forms of Confirmation E-mails
(a)(1)(F)	Forms of Reminder E-mails
(a)(1)(G)	Limelight Networks, Inc. Amended and Restated 2003 Incentive Compensation Plan and form of agreement thereunder (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement on Form S-1 filed with the SEC on March 22, 2007)
(a)(1)(H)	Limelight Networks, Inc. 2007 Equity Incentive Plan and form of agreement thereunder (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement on Form S-1/A filed with the SEC on April 27, 2007)
(a)(1)(I)	Form of 2007 Equity Incentive Plan Restricted Stock Unit Agreement
(a)(1)(J)	Form of 2007 Equity Incentive Plan Restricted Stock Unit Agreement for Non-U.S. Employees
(b)	Not applicable
(d)(1)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

(a)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Limelight Networks, Inc.

By:	/s/ Jeffrey W. Lunsford
Jeffrey W. Lunsford
President, Chief Executive Officer and Chairman

Date: May 15, 2008

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated May 15, 2008
(a)(1)(B)	Cover Letter to all Eligible Employees from Jeffrey Lunsford, dated May 15, 2008
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Forms of Confirmation E-mails
(a)(1)(F)	Forms of Reminder E-mails
(a)(1)(G)	Limelight Networks, Inc. Amended and Restated 2003 Incentive Compensation Plan and form of agreement thereunder (incorporated by reference to Exhibit 10.2 from the Company’s Registration Statement on Form S-1 filed with the SEC on March 22, 2007)
(a)(1)(H)	Limelight Networks, Inc. 2007 Equity Incentive Plan and form of agreement thereunder (incorporated by reference to Exhibit 10.3 from the Company’s Registration Statement on Form S-1/A filed with the SEC on April 27, 2007)
(a)(1)(I)	Form of 2007 Equity Incentive Plan Restricted Stock Unit Agreement
(a)(1)(J)	Form of 2007 Equity Incentive Plan Restricted Stock Unit Agreement for Non-U.S. Employees
(b)	Not applicable
(d)(1)	Not applicable
(g)	Not applicable
(h)	Not applicable